UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2003

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

Room 3111-3112, 31/F, One Pacific Place, 88 Queensway, Hong Kong K3

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X             Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

THE AGREEMENT
THE AMENDED LAUNCH AGREEMENT
ADDITIONAL INFORMATION
GENERAL
SIGNATURES

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

APT SATELLITE HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

It was reported in an announcement and circular dated 28 August 2003 and 10 September 2003, respectively, that APT (HK), a wholly owned subsidiary of the Company, entered into the Satellite Procurement Amendment Agreement, the Satellite Transponder Agreement and the Satellite Agreement.

The final process before the grant of the Launch License for the launch of APSTAR V is obtaining approval from the State Department of the Government of the United States after which will commence a 30-day United States Congressional Notification period (“Congressional Notification Period”). Due to a failure by the Contractor in obtaining approval from the State Department of the Government of the United States in a timely manner, there was a delay in the commencement of the Congressional Notification Period and the launch window for APSTAR V under the Launch Agreement has been missed. It is expected that the Launch License will be granted shortly after completion of the formal Congressional Notification Period ending on 22 November 2003.

In order to accommodate the delay of the Contractor in obtaining the Launch License, on 16 November 2003 APT (HK) reached an agreement with the Contractor and Loral Orion (the “Agreement”) to make certain amendments to the Satellite Procurement Amendment Agreement, the Satellite Transponder Agreement, the Satellite Agreement and the Launch Agreement to allow for a postponement of the date of launch of APSTAR V to 28 April 2004 and also for Loral Orion to take an additional 4.5 transponders as Initial Loral Orion Transponders, resulting in Loral Orion assuming the payment of US$20,398,950 that would otherwise be payable by APT (HK) for the construction, launch and insurance of APSTAR V. The Agreement also provides that Loral Orion will offer APT (HK) the use of certain transponder capacities on APSTAR IIR, under favourable terms for a period from 22 November 2003 to the last day of the first three months after in orbit testing of APSTAR V.

Because the operational life of APSTAR I (the satellite that will be replaced by APSTAR V) will remain stable at least until the end of December 2004, which adequately allows a reasonable delay in the launch of APSTAR V, the Company believes that the delay in the launch of APSTAR V will not affect the replacement of APSTAR I. At the same time, Company also believes that this collective arrangement with the Contractor and Loral Orion is beneficial to the long-term development of the Company.

The Agreement has also resulted in APT (HK) entering into an agreement with the Launch Contractor and the Contractor on 16 November 2003 (the “Amended Launch Agreement”) to make certain amendments to the Launch Agreement to allow for a postponement of the date of launch of APSTAR V to 28 April 2004.

Under the Launch Agreement APSTAR V was to be launched in November, 2003 subject to the Contractor obtaining the Launch License. The Launch License has been going through the Congressional Notification Period and is expected to be completed on 22 November, 2003, following which it is expected that the Launch License will be issued. The failure by the Contractor in obtaining approval by the State Department of the Government of the United States in a timely manner in order to commence the Congressional Notification Period has resulted in a delay in the November launch date of APSTAR V under the Launch Agreement, and as a result of the delay APT (HK) entered into the Agreement and the Amended Launch Agreement, details of which are set out as follows:

THE AGREEMENT

Date

16 November 2003

Parties

1.	the Contractor, a party independent of the Directors, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates as defined in the Listing Rules;

2.	Loral Orion, a party independent of the Directors, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates as defined in the Listing Rules;

3.	APT (HK), a wholly-owned subsidiary of the Company; and

4.	Loral Asia Pacific Satellite (HK) Limited, a party independent of the Directors, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates as defined in the Listing Rules.

Subject matter

The Agreement makes certain amendments to the Satellite Procurement Amendment Agreement,

the Satellite Transponder Agreement and the Satellite Agreement and the Launch Agreement to allow for (i) a postponement of the date of launch of APSTAR V to 28 April 2004; and (ii) for Loral Orion to take an additional 4.5 transponders as Initial Loral Orion Transponders resulting in Loral Orion assuming the payment of US$20,398,950 that would otherwise be payable by APT (HK) for the construction, launch and insurance of APSTAR V. The total number of 25 transponders of APSTAR V to be taken up by Loral Orion will remain unchanged. With the increase in the number of Initial Loral Orion Transponders, there will be a corresponding decrease in Remaining Loral Orion Transponders.

APT (HK) will also be allowed to use certain transponder capacities on APSTAR IIR under favourable terms for a period from 22 November 2003 (subject to technical preparation and arrangement) to the last day of the first three months after in orbit testing of APSTAR V.

THE AMENDED LAUNCH AGREEMENT

Date

16 November 2003

Parties

1.	the Contractor, a party independent of the Directors, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates as defined in the Listing Rules;

2.	the Launch Contractor, a party independent of the Directors, chief executive officer and substantial shareholder of the Company and its subsidiaries and their respective associates as defined in the Listing Rules; and

3.	APT (HK), a wholly-owned subsidiary of the Company

Subject matter

The Amended Launch Agreement makes certain amendments to the Launch Agreement to allow for a postponement of the date of launch of APSTAR V to 28 April 2004

REASONS FOR ENTERING INTO THE AGREEMENT AND THE AMENDED LAUNCH AGREEMENT

Due to the recent failure by the Contractor in obtaining approval from the State Department of the Government of the United States in a timely manner in order to commence the Congressional Notification Period the launch window for APSTAR V under the Launch Agreement has been missed. The Agreement and the Amended Launch Agreement were necessary to accommodate the delay. It is expected that the Launch License will be granted shortly after completion of the

Congressional Notification Period ending on 22 November 2003. The delay in obtaining the Launch License has caused the postponement of the launch of APSTAR V to April 2004 and this has been reflected in the Amended Launch Agreement.

In an attempt to cope with the delay of the launch of APSTAR V and minimize the effect due to such delay, the Contractor and the Launch Contractor have made adequate arrangements to ensure that APSTAR V will be launched on 28 April 2004. Loral Orion also has agreed to take up of additional 4.5 transponders as Initial Loral Orion Transponders and pay US$20,398,950 that would otherwise to be paid by APT (HK) for the construction, launch and insurance of APSTAR V. Such payment will significantly reduce the cash-flow pressure of APT (HK). In addition, because the operational life of APSTAR I (the satellite that will be replaced by APSTAR V) will remain stable at least until the end of December 2004, the Company believes that the delay in the launch of APSTAR V will not affect the replacement of APSTAR I. Moreover, the use of certain transponder capacities on APSTAR IIR under favourable terms will enable APT (HK) to satisfy the demand of the customers of APT (HK) in the market. Therefore, the Company believes that the Agreement and the Amended Launch Agreement is beneficial to the long-term development of the Company.

ADDITIONAL INFORMATION

The Contractor and Loral Orion are debtors in jointly administered bankruptcy proceedings presently pending in the United States Bankruptcy Court for the Southern District of New York. The Agreement and the Amended Launch Agreement shall not be effective until an order has been issued by the Bankruptcy Court of the Southern District of New York and the Company believes that such order will be granted.

GENERAL

The Company and its subsidiaries are engaged in the provision of satellite transponder services for the international and Asia-Pacific broadcasting and telecommunications sectors. APSTAR V will be used for broadcasting services including satellite television broadcasting, and telecommunications services including very small aperture terminal services, Internet applications and voice and data transmissions under the fixed telecommunication network services licenses.

Expressions used in this Announcement

Expression	Meaning

“APSTAR I”	A satellite with 24 C-Band transponders located at geostationary orbital slot at 138 degrees east and is used for communications services, such as regional television broadcasting, telephone, facsimile and data transmission launched in July 1994 and which

Expression	Meaning

commenced commercial operation in September 1994. It will expire in December 2004

“APSTAR V”	a new satellite based on a FS1300 model satellite with 38 C-band and 16 Ku-band transponders to be constructed pursuant to the Satellite Procurement Agreement

“APSTAR IIR	a satellite with 28 C-Band transponders and 16 Ku-Band transponders located at geostationary orbital slot at 76.5 degrees east launched in October of 1997 and which has an expected useful life until 2012

“APT (HK)”	APT Satellite Company Limited, a limited liability company incorporated in Hong Kong with a principal place of business in Hong Kong

“Company”	APT Satellite Holdings Limited, a company incorporated in Bermuda with limited liability

“Contractor”	Space Systems/Loral, Inc., a corporation organized and existing under the laws of the State of Delaware, U.S.A. with its principle place of business in California, U.S.A.

“Directors”	the directors of the Company

“Initial Loral Orion Transponders”	the 8 standard C-band transponders, 5 extended C-band transponders and 4 Ku-band transponders initially to be taken up by Loral Orion

“Launch Contractor”	Sea Launch Limited Partnership, an exempt limited partnership organized under the laws of the Cayman Islands and acting through its general partner, Sea Launch Company, LLC, a United States of America limited liability company organized under the laws of the State of Delaware

“Launch Agreement”	the agreement dated 20 December 2002 entered into between APT (HK), the Contractor and the Launch Contractor whereby the Launch Contractor will provide launch services for the launching of APSTAR V during the 3-month launch window period from 15 August 2003 until 15 November 2003 on launch vehicle Zenit 3SL as amended on 25 August 2003 to take into account the transfer of title of APSTAR V from the Contractor to Loral Orion as set out in the Satellite Procurement Amendment Agreement

“Launch License”	the license to be issued by the State Department of the

Expression	Meaning

Government of United States for the launch of APSTAR V by the Launch Contractor

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited

“Loral Orion”	Loral Orion, Inc., a corporation organized and existing under the laws of the State of Delaware, United States of America with its principle place of business in New Jersey, United States of America.

“Remaining Loral Orion Transponders”	the 4 standard C-band transponders, 1 extended C-band transponders and 3 Ku-band transponders to be taken up by Loral Orion by the payment to APT (HK) of installments over a period of 5 years from the in-service date of APSTAR V

“Satellite Agreement”	the agreement dated 26 August 2003 entered into between APT (HK) and Loral Orion amending the agreement dated 10 December 2002 and entered into between APT (HK) and Loral Orion for the joint acquisition of APSTAR V;

“Satellite Procurement Agreement”	the agreement dated 8 January 2001 for the procurement of the design, manufacturing, tests and delivery of APSTAR V which was approved by shareholders of the Company

“Satellite Procurement Amendment Agreement”	the agreement dated 26 August 2003 for the amendment of the Satellite Procurement Agreement

“Satellite Transponder Agreement”	the agreement dated 26 August 2003 entered into between APT (HK) and Loral Orion for the lease of certain transponders on APSTAR V by APT (HK)

“US$”	United States dollars

By Order of the Board Brian Lo Company Secretary

Hong Kong, 17 November 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

     Date: November 17, 2003.

APT Satellite Holdings Limited

By	/s/ Chen Zhaobin

Chen Zhaobin Executive Director and President